Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: June 1, 2015

Sprott Asset Management Offer to Purchase — Outstanding Units of Central GoldTrust

Central GoldTrust (“GTU”) Exchange: TSX: GTU.U (US Dollar Denominated) TSX: GTU.UN (Canadian Dollar Denominated) NYSE MKT: GTU Sprott Physical Gold Trust Exchange: TSX: PHY.U NYSE Arca: PHYS	Tender Deadline: July 6, 2015 at 5:00 p.m. (Toronto Time) Inbound Toll Free Number: 1-888-518-6805 Collect Call Number: 1-416-867-2272 Depositary: Kingsdale Shareholder Services

Intro

Hello, may I please speak to <unitholder FULL name> is he/she available? (Be sure to identify right party contact before you proceed)

My name is <agent FULL name>, and I’m calling on a recorded line from Kingsdale Shareholder Services on behalf of Sprott Asset Management LP regarding their offer to purchase all outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust on a NAV to NAV exchange basis.

Have you received the Sprott Bid Circular?

IF YES

Have you had the chance to review the materials and are you familiar with the Sprott offer?

IF YES —

•                  Sprott is a global leader in precious metals investing with a proven track record of value creation and best-in-class platform.

•                  Your units of Central GoldTrust have persistently traded at a discount to the Net Asset Value (NAV) of the gold that underlies your Central GoldTrust units.

•                  This discount has been as high as 10.49% in the past six months.

•                  On the other hand, Sprott Physical Gold Trust, a substantially similar vehicle to Central GoldTrust, has seen its units consistently trade at a much smaller discount to NAV.

•                  The Sprott offer is the solution that Sprott believes can meaningfully address the persistent NAV discount that has negatively impacted your Central GoldTrust investment.

•                  Based on the relative trading value to NAV of the Sprott Physical Gold Trust on April 22, 2015 (Day immediately prior to the Sprott Offer Announcement Date), the Sprott offer would unlock US$3.06 per unit in value for you. Ownership of Sprott Physical Gold Trust units will provide you with a secure, convenient alternative to holding physical gold.

•                  With the Sprott units you would receive in exchange for your Central GoldTrust units, you will move into a vehicle that has consistently outperformed your current Central GoldTrust investment over the past two years, and you will benefit from owning a more liquid security.

•                  Will you be tendering your Central GoldTrust units to the Offer?

IF UNITS HELD THROUGH BROKER:

You must tender your units no later than 5:00 P.M. (Toronto time) on July 6, 2015, but your broker/investment advisor may require your instructions well in advance of this date (likely 48 hours prior to expiry time or earlier).  We encourage you to contact your broker/investment advisor right away with your instructions in tendering your units if you wish to participate.  Offer assistance with contacting their broker, investment advisor if they have not received instructions.

IF NO — If unitholder is not familiar with the offer then proactively review offer below.

Offer Summary

•                  Sprott Asset Management, as the manager of Sprott Physical Gold Trust, has offered to purchase all of your Central GoldTrust units in exchange for units of Sprott Physical Gold Trust on a NAV (Net Asset Value) to NAV basis [*See Below].

•                  Based on the relative trading value to NAV of the Sprott Physical Gold Trust on April 22, 2015 (Day immediately prior to the Sprott Offer Announcement Date), the offer would unlock US$3.06 per unit in value for you.

•                  Sprott believes that you will see a meaningful reduction in the persistent NAV discount negatively impacting your Central GoldTrust investment if the offer is successful.

•                  You will not be required to pay Sprott any fee or commission when you participate in the offer.

•                  As part of your deposit of Central GoldTrust units, you will be appointing the offeror as your attorney and proxy holder in certain circumstances in order to facilitate the transactions contemplated by the Sprott offer.

Tax Elections Associated with Offer [*If unitholder requests additional background information]

•                  Sprott is offering a merger election, which will allow you to defer the realization of any capital gain (or loss) for U.S. or Canadian tax purposes.

•                  Alternatively, for Canadian income tax purposes, you may elect to have the transaction treated as a taxable disposition.

•                  These elections should be made through your investment advisor, stockbroker or bank.

FOR EXAMPLE ONLY

For Central GoldTrust unitholders: The number of Sprott Physical Gold Trust units to be distributed to you will be determined on a NAV to NAV basis.  For example, based on the NAV per unit of Sprott Physical Gold Trust US$9.98 and Central GoldTrust US$44.36 on May 22, 2015, a unitholder would receive 4.45 Sprott Physical Gold Trust units for each Central GoldTrust unit tendered to the Sprott offer.  You will not be required to pay Sprott any fee or commission when you participate in the offer and each Sprott Physical Gold unit carries the right to vote at Sprott Physical Gold Trust unitholder meetings.  (Total number of PHYS Units to be received by such GTU Unitholder will be rounded down to nearest whole PHYS Unit)

Will you be tendering your Central GoldTrust units to the Offer?

IF YES:

The Offer will be open for acceptance until 5:00 P.M. (Toronto Time) on July 6, 2015 unless extended or withdrawn. Note that your broker/investment advisor may require your instructions well in advance of this date (likely 48 hours prior to expiry time or earlier).  If you have any questions or require further assistance in tendering your units, we can be reached at 1-888-518-6805. Thank you very much for your time. Have a nice day/night!

IF NO OR UNCERTAIN — Unitholder is not supportive of the Sprott bid or is not certain he/she wants to tender at that time.

Ask for the reasons/questions and provide additional information below and/or from the Q and A.

Reasons to Participate in the Offer:

•                  Your units of Central GoldTrust have traded at a persistent discount to the underlying value of the gold held by Central GoldTrust.  This discount has been as high as 10.49% in the past six months.  Sprott Physical Gold Trust units, on the other hand, have consistently traded at or near the market value of gold held.

•                  Sprott believes the Sprott offer will address this discount issue. Sprott is a global leader in precious metals investing with a proven track record of value creation and best-in-class platform which it believes will address the persistent discounts to NAV at which Central GoldTrust has traded.

•                  Sprott Asset Management believes that Central GoldTrust units persistently trade at a discount to NAV because management does not reinvest the fees it collects to support the product. Additionally, Central GoldTrust features a punitive redemption feature that forces unitholders to redeem their units for less than market value.

•                  With Sprott Physical Gold Trust you can redeem your units for physical gold on a 100% of NAV value on a monthly basis.

•                  With Sprott Physical Gold Trust, unitholders will receive the following benefits:

•                  Enhanced Liquidity,

•                  Global Brand Recognition,

•                  Physical Redemption Feature,

•                  Custody by the Royal Canadian Mint,

•                  Ongoing Marketing Support

•                  These are significant differences from Central GoldTrust.

•                  Since Sprott announced its intention to commence the Offer on April 23, 2015, the discount to NAV at which the Central GoldTrust units have traded has narrowed by approximately 26%. The Offer unlocks approximately U.S. $59.1 million in Central GoldTrust unitholder value (based on the closing prices of the GTU Units and the PHYS Units on NYSE MKT and NYSE Arca, respectively, on April 22, 2015).

•                  If the offer is not accepted, Sprott believes the discount could widen again as the trading history has demonstrated.

•                  The two largest unitholders of Central GoldTrust, Pekin Singer Strauss Asset Management Inc. and Polar Securities, have publicly declared their support of the Sprott offer. Together these two unitholders control approximately 12.7% of the outstanding units of Central GoldTrust.

Additional Benefits from Exchanging Central GoldTrust Units with Sprott Physical Gold Trust Units

•                  Custody by the Royal Canadian Mint

Unlike Central GoldTrust, which stores its gold in a commercial bank vault, the gold held by Sprott Physical Gold Trust is outside of the banking system, at the Royal Canadian Mint, a Canadian Crown corporation.

•                  Commitment to Small Investors and Potential for Future Coin Delivery

Sprott is currently exploring adding a coin delivery alternative to Sprott Physical Gold Trust to make its existing physical redemption feature more accessible to smaller investors. (Adding coin delivery to the Sprott Physical Gold Trust would be subject to approval by the unitholders of the Sprott Physical Gold Trust).

•                  Unique Opportunity to Exit Central GoldTrust, an Underperforming and Conflicted Vehicle

The incumbent Trustees of Central GoldTrust have publicly asserted that Central GoldTrust’s expense ratio is “among the lowest” relative to comparable U.S. and Canadian bullion products. However, Sprott believes Central GoldTrust’s expense ratio is high given the Trustees’ and the Administrator’s limited scope of duties, responsibilities and actions, including the lack of any duties or responsibilities in connection with redeeming units for physical bullion.

The Offer will be open for acceptance until 5:00 P.M. (Toronto Time) on July 6, 2015 unless extended or withdrawn. Note that your broker/investment advisor may require your instructions well in advance of this date (likely 48 hours prior to expiry time or earlier).  If you have any questions or require further assistance in tendering your units, we can be reached at 1-888-518-6805. Thank you very much for your time. Have a nice day/night!

IF UNITHOLDER IS STILL OPPOSED TO SPROTT OFFER:

Note reasons for unitholder’s opposition(s) in comments. Ask if we can follow up with them in the future in the event that new information becomes available.

IF UNITHOLDER HAS NOT RECEIVED MATERIALS

Proactively review the Sprott Offer and offer to e-mail materials. Then advise of Tender deadline, and ask if unitholder has any questions regarding the offer.

IF YES — offer assistance with answering questions regarding the offer and provide benefits for the resolutions from the script and the Q and A.

IF NO — Provide Toll-Free and ask for follow up call to answer questions once they review the material.

IF UNITHOLDER IS STILL OPPOSED TO SPROTT’S OFFER:

Note reasons for unitholder’s opposition(s) in comments. Ask if we can follow up with them in the future in the event that new information becomes available.

The Offer will be open for acceptance until 5:00 P.M. (Toronto Time) on July 6, 2015 unless extended or withdrawn. Note that your broker/investment advisor may require your instructions well in advance of this date (likely 48 hours prior to expiry time or earlier).  If you have any questions or require further assistance in tendering your units, we can be reached at 1-888-518-6805. Thank you very much for your time. Have a nice day/night!

For further information:

North American Toll-Free: 1-888-518-6805

Outside North America: 1-416-867-2272

Fax Number: 1-866-545-5580

Email: contactus@kingsdaleshareolder.com

You can also refer to these websites for more information: www.sprottadvantage.com or www.sedar.com

HOW TO TENDER

Registered Unitholders (If you hold a physical unit certificate registered in your name)

As a Registered Unitholder, you must tender your units no later than 5:00 P.M. (Toronto time) on July 6, 2015, Please complete the letter of transmittal and deposit it with your unit certificate(s) in the enclosed envelope to the Depositary (Kingsdale Shareholder Services), along with all other documents required by the instructions set out in the letter of transmittal.

Beneficial Unitholders (If your units are held with a Canadian or U.S. Intermediary or Custodian and held with a Broker)

As a Beneficial Unitholder, you must tender your units no later than 5:00 P.M. (Toronto time) on July 6, 2015, but your broker may require your instructions well in advance of this date.  Contact your broker immediately with your instructions and for assistance in tendering your units. You may be able to use book-entry transfer to tender your units. You need to contact your broker to make these arrangements.

ANSWERING MACHINES MESSAGE:

Hello, this message is for <unitholder name>. This is <agent name>, and I’m calling from Kingsdale Shareholder Services on behalf of Sprott Asset Management about your investment in Central GoldTrust. As you may be aware, Sprott is offering to purchase all of the outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust on a Net Asset Value to Net Asset Value basis. If you wish to accept the offer, please instruct your investment advisor to tender your units prior to the deadline on July 6 at 5:00 p.m. If you have any questions or require further assistance, we can be reached toll-free at 1-888-518-6805. Please refer to [ref #] when calling back. Thank you for your time and have a good day / evening.

This script does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or Sprott Physical Gold Trust. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.  Full details of the Offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Sprott filed with the Canadian securities regulatory authorities. In connection with the Offer, the applicable Sprott Physical Trust filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the applicable Offer (the “Prospectus”). Sprott and Sprott Physical Gold Trust also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the GTU Offer. This script is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL GOLD TRUST, GTU AND THE OFFER. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com<http://www.sedar.com>. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov<http://www.sec.gov>.